Exhibit 21.1

LIST OF SUBSIDIARIES OF REGISTRANT
HEARTLAND PAYMENT SYSTEMS, INC.,
A DELAWARE CORPORATION

Subsidiaries	Jurisdiction
Debitek, Inc.	Delaware
Heartland Acquisition, LLC	Delaware
Ovation Payroll, Inc.	New York
The Heartland Payroll Company, L.L.C.	Ohio
Collective Point of Sale Solutions Ltd.	Ontario
Education Computer Systems, Inc	Pennsylvania